August 6, 2019

Amir Aghdaei
Chief Executive Officer
Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, California 92821

       Re: Envista Holdings Corporation
           Registration Statement on Form S-1
           Filed July 22, 2019
           File No. 333-232578

Dear Mr. Aghdaei:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 22, 2019

Signatures, page II-4

1. Please revise to ensure that the registration statement is signed by at least a majority of the board of directors.
Exhibits

2. We note your disclosure in the last sentence on page 43 regarding the scope of your exclusive forum provision. Please ensure that Article IX of your amended and restated
       certificate of incorporation filed as exhibit 3.1 clearly states that the provision does not apply to actions arising under the Securities Act or Exchange Act.
 Amir Aghdaei
FirstName LastNameAmir Aghdaei
Envista Holdings Corporation
Comapany2019
August 6, NameEnvista Holdings Corporation
Page 2
August 6, 2019 Page 2
FirstName LastName
       You may contact Michael Fay at 202-551-3812 or Gary Todd, Senior Accountant, at 202-
551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Heather Percival, Senior Attorney, at
202-551-3498 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Electronics
and Machinery
cc:      Thomas W. Greenberg